June 29, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: InspireMD, Inc.

Registration Statement on Form S-1

File No. 333-210760

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as underwriter of the proposed offering, hereby joins the request of InspireMD, Inc. that the effective date of the above-referenced Registration Statement on Form S-1 be declared effective at 4:30 p.m. (Washington, D.C. time) on Thursday, June 30, 2016, or as soon as practicable thereafter.

In connection with the proposed offering of the Company’s securities, copies of the preliminary prospectuses dated June 29, 2016 were distributed to the following persons in the following approximate amounts:

To Whom Distributed	Number of Copies

Institutions	22
Syndicate	44
Individuals	669
Total	735

We have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Sincerely,

Dawson James Securities, Inc.

By:	/s/ Robert D. Keyser, Jr.
Name:	Robert D. Keyser, Jr.
Title:	Chief Executive Officer